Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JFeinourJr@stradley.com

215.564.8521

 October 2, 2015

Via EDGAR Transmission
Valerie Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	RevenueShares ETF Trust (the “Trust”)
File Nos. 333-139501 and 811-21993

Dear Ms. Lithotomos:

I am writing in response to comments you provided to me during a telephone conversation on Tuesday, September 29, 2015, to the preliminary proxy statement filed on September 22, 2015 relating to the RevenueShares Large Cap Fund, RevenueShares Mid Cap Fund, RevenueShares Small Cap Fund, RevenueShares Financials Sector Fund, RevenueShares ADR Fund, RevenueShares Navellier Overall A-100 Fund, RevenueShares Ultra Dividend Fund and RevenueShares Global Growth Fund series of the Trust (the “Funds”).  We will respond in the form of a definitive proxy statement.  I have reproduced your comments below, followed by our responses.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the proxy statement.

1.           Please confirm that there is no increase to the investment advisory fees applicable to the Funds under the New Agreement.

Response:                       The Trust confirms that the investment advisory fee schedule for the Funds under the New Agreement is the same as the investment advisory fee schedule under the Current Agreement.

2.           Please confirm that the New Expense Limitation Agreement will remain in effect for two years following the Closing.

Response:                      The Trust confirms that the New Expense Limitation Agreement will remain in effect and be contractually binding for a period of two years following the Closing.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
October 2, 2015

* * *

The Fund acknowledges that: (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments on this filing, or changes to this filing in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8521 if you have any questions or comments.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:	Vincent T. Lowry
Michael D. Mabry, Esq.